UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SendGrid, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

816883102

(CUSIP Number)

Twilio Inc.

375 Beale Street, Suite 300

San Francisco, California 94105

Attn: General Counsel

(415) 390-2337

with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Blake Liggio

(617) 570-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2018

(Date of Event Which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 816883102

1	Names of Reporting Persons Twilio Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,994,537*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,994,537*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.4%*

14	Type of Reporting Person (See Instructions) CO

*       As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the SendGrid Voting Agreements (as defined in Item 3), based on 47,088,791 shares of Common Stock outstanding as of October 10, 2018, the Reporting Person may be deemed to have beneficial ownership of 2,994,537 shares of Common Stock, which is equal to 6.4% of the voting power of issued and outstanding shares of Common Stock as of October 10, 2018. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock covered by the SendGrid Voting Agreements. The SendGrid Voting Agreements also cover an additional 3,817,026 shares of Common Stock issuable upon the vesting and exercise of outstanding stock options and issuable upon the vesting of restricted stock units, which account, in the aggregate, for an additional 8.1% of the voting power of issued and outstanding shares of Common Stock as of October 10, 2018.

Item 1.                          Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of SendGrid, Inc., a Delaware corporation (the “Issuer” or “SendGrid”). The Issuer’s principal executive offices are located at 1801 California Street, Suite 500, Denver, Colorado 80202.

Item 2.                          Identity and Background.

This Schedule 13D is being filed by Twilio Inc., a Delaware corporation (“Twilio”). Twilio’s principal business office is located at 375 Beale Street, Suite 300, San Francisco, California 94105.

Twilio is the leader in the Cloud Communications Platform category. Twilio enables developers to build, scale and operate real-time communications within their software applications via its simple-to-use Application Programming Interfaces (“API”). The power, flexibility, and reliability offered by Twilio’s software building blocks empowers companies of virtually every shape and size to build world-class engagement into their customer experience.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Twilio which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Twilio, and thus no funds were used for such purpose. As an inducement for Twilio to enter into the Merger Agreement described in Item 4, the individuals set forth on Annex B hereto (collectively, the “Stockholders”), each entered into a voting agreement, dated as of October 15, 2018 (the “SendGrid Voting Agreements”) with Twilio with respect to the Voting Agreement Shares (as defined below). Twilio did not pay additional consideration to the Stockholders in connection with the execution and delivery of the SendGrid Voting Agreements. For a description of the SendGrid Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.                          Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

To induce Twilio to enter into the Merger Agreement, each of the Stockholders entered into the SendGrid Voting Agreements. The purpose of the SendGrid Voting Agreements is to facilitate the consummation of the Merger.

Agreement and Plan of Merger and Reorganization

On October 15, 2018, Twilio entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with SendGrid and Topaz Merger Subsidiary, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Twilio ( “Merger Sub”), pursuant to which Merger Sub will merge with and into SendGrid, with SendGrid continuing as the surviving entity and as a wholly-owned subsidiary of Twilio (the “Merger”). The Merger Agreement has been approved by the board of directors of each of Twilio and SendGrid.

At the effective time of the Merger, each issued and outstanding share of SendGrid’s common stock, par value $0.001 per share (“SendGrid Common Stock”), will be converted into the right to receive 0.485 (the “Exchange Ratio”) fully paid and non-assessable shares of Twilio’s Class A common stock, par value $0.001 per share (“Twilio Class A Common Stock”). Outstanding SendGrid equity awards held by continuing SendGrid employees will be converted, subject to the Exchange Ratio, into equivalent equity awards of Twilio on substantially the same terms and conditions and outstanding SendGrid equity awards held by both (a) former employees or former service providers of SendGrid and (b) non-employee directors of SendGrid will be converted, subject to the Exchange Ratio, into shares of Twilio Class A Common Stock.

The Merger Agreement contains customary representations and warranties from both Twilio and SendGrid, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including covenants relating to the conduct of its business during the period between the execution of the Merger Agreement and the closing of the Merger. Each party has agreed to call a meeting of its stockholders to approve, in the case of Twilio, the issuance of the shares of Twilio Class A Common Stock to SendGrid’s stockholders in the Merger (the “Twilio Stockholder Approval”), and, in the case of SendGrid, the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger (the “SendGrid Stockholder Approval”). Each party’s board of directors has resolved to recommend that its stockholders vote in favor of such approvals, and not to withhold, withdraw, qualify or modify in an adverse manner, such recommendation, subject to certain exceptions described below.

Under the terms of the Merger Agreement, each of Twilio’s and SendGrid’s boards of directors may change its recommendation in response to an unsolicited alternative proposal that such board determines is more favorable to the Twilio or SendGrid stockholders, respectively, than the Merger (a “Superior Proposal”) or an intervening event if such board of directors determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. Both Twilio and SendGrid have agreed to customary non-solicitation covenants that prohibit them from soliciting proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. However, if either the SendGrid board or the Twilio board determines in good faith  that an alternative acquisition proposal constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, SendGrid or Twilio, respectively, may furnish information to, and negotiate with, the third party making such alternative proposal.

The completion of the Merger is subject to customary conditions, including: (a) receipt of the Twilio Stockholder Approval and the SendGrid Stockholder Approval; (b) the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (c) the absence of any law or order from any court or governmental entity preventing or prohibiting the Merger; (d) the approval for listing by the NYSE of the Twilio Class A Common Stock to be issued to SendGrid stockholders in the Merger; (e) that a registration statement on Form S-4 for the Twilio Class A Common Stock to be issued to SendGrid stockholders in the Merger has been declared effective by the Securities and Exchange Commission; (f) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Twilio and SendGrid contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; (g) the absence of a material adverse effect with respect to each of Twilio and SendGrid; and (h) the receipt by each of SendGrid and Twilio of a tax opinion and other certificates.

The Merger Agreement provides customary termination rights for both Twilio and SendGrid including if (a) the Merger is not consummated by July 15, 2019 (the “Termination Date”), (b) the SendGrid Stockholder Approval is not obtained, (c) the Twilio Stockholder Approval is not obtained and (d) any final and non-appealable law or judgment prohibits consummation of the Merger. The Merger Agreement also provides certain termination rights for the benefit of Twilio, including (i) if SendGrid’s board of directors changes its recommendation in relation to the Merger or (ii) for a breach of any representation, warrant, covenant or agreement made by SendGrid under the Merger Agreement (subject to certain procedures and materiality exceptions). The Merger Agreement also provides certain termination rights for the benefit of SendGrid, including (i) if the Twilio board of directors changes its recommendation in relation to the Merger and (ii) for a breach of any representation, warranty, covenant or agreement made by Twilio under the Merger Agreement (subject to certain procedures and materiality exceptions).

SendGrid will be required to pay a termination fee of $69,000,000 (the “SendGrid Termination Fee”) if the Merger Agreement is terminated (i) by Twilio, if the SendGrid board of directors changes its recommendation that the SendGrid stockholders vote in favor of the adoption of the Merger Agreement or (ii) by SendGrid to enter into a Superior Proposal.  SendGrid will also be required to pay the SendGrid Termination Fee if, within nine months following termination of the Merger Agreement due to a failure to close the Merger by the Termination Date or failure to obtain the SendGrid Stockholder Approval, SendGrid consummates an alternative acquisition proposal that was publicly made and not publicly withdrawn prior to such termination of the Merger Agreement.

Twilio will be required to pay a termination fee of $120,000,000 (the “Twilio Termination Fee”) if the Merger Agreement is terminated in certain circumstances, including (i) by SendGrid, if the Twilio board of directors changes its recommendation that the Twilio stockholders vote in favor of the Twilio Class A Common Stock to be issued in the Merger or (ii) by Twilio to enter into a Superior Proposal. Twilio will also be required to pay the Twilio Termination Fee if, within nine months following termination of the Merger Agreement due to a failure to close the Merger by the Termination Date or failure to obtain the Twilio Stockholder Approval, Twilio consummates an alternative acquisition proposal that was publicly made and not publicly withdrawn prior to such termination of the Merger Agreement. Further, if the Merger Agreement is terminated for failure to obtain the Twilio Stockholder Approval and the shares of Twilio Class B Common Stock subject to certain proxies fail to be voted in favor of the issuance of the Twilio Class A Common Stock in the Merger, Twilio will be required to pay the Twilio Termination Fee.  Except as described in the previous sentence, in connection with the termination by either party due to such party’s failure to obtain its requisite stockholder approval, such party shall reimburse the other party for all reasonable and documented expenses of the other party up to $5,000,000 as set forth in the Merger Agreement.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Twilio, SendGrid, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Twilio’s stockholders and SendGrid’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Twilio, SendGrid, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Twilio and SendGrid.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, each Stockholder entered into voting agreements with Twilio (collectively, the “SendGrid Voting Agreements”).

Subject to the terms and conditions set forth in the SendGrid Voting Agreements, each Stockholder has agreed, among other things, to vote the Common Stock that they own in favor of the adoption of the Merger Agreement (the “Voting Agreement Shares”).

The Voting Agreements also restrict each Stockholder from, among other things, transferring or agreeing to transfer any of their Common Stock except to certain transferees, who shall agree to be bound by the terms and conditions of the SendGrid Voting Agreement. Each Stockholder is also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving SendGrid. The SendGrid Voting Agreements terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a change in the SendGrid board recommendation and (iv) mutual written agreement of the parties thereto.

The foregoing descriptions of the Merger Agreement and the SendGrid Voting Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the SendGrid Voting Agreements are filed as Exhibits 1.01, 1.02 and 1.03 hereto and are incorporated herein by reference.

Except as set forth in this Schedule 13D and in connection with the Merger described above, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed in Annex A has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Issuer.

The responses of Twilio to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by Twilio in connection with the SendGrid Voting Agreements, Twilio has not acquired and does not beneficially own any shares of Common Stock. Twilio is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the SendGrid Voting Agreements, except as expressly provided in the SendGrid Voting Agreements. This Schedule 13D shall not be construed as an admission by Twilio that Twilio is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Item 5, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed in Annex A beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of Twilio’s knowledge, the information required by Item 2 of Schedule 13D for each of the Stockholders with whom Twilio may be deemed to have shared voting power with respect to the shares of Common Stock owned by such Stockholders.

(c) Except as set forth in this Item 5, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed in Annex A has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d) To the best of Twilio’s knowledge, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of Twilio’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Twilio or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Name

1.01

Agreement and Plan of Merger and Reorganization, dated October 15, 2018, by and among Twilio Inc., a Delaware corporation, SendGrid, Inc., a Delaware corporation, and Topaz Merger Subsidiary, Inc., a Delaware corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Twilio Inc. with the SEC on October 16, 2018).

1.02

Form of SendGrid Voting Agreement by and between Twilio Inc. and certain directors and officers of SendGrid, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Twilio Inc. with the SEC on October 16, 2018).

1.03

Form of SendGrid Voting Agreement by and between Twilio Inc. and a stockholder of SendGrid, Inc. and its affiliated entities (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Twilio Inc. with the SEC on October 16, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2018

TWILIO INC.

By:	/s/ Lee Kirkpatrick
Name: Lee Kirkpatrick
Title: Chief Financial Officer

ANNEX A

Executive Officers and Directors of Twilio

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Twilio. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 375 Beale Street, Suite 300, San Francisco, California 94105, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Twilio as described in Twilio’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
Board of Directors
Jeff Lawson	Founder, Chief Executive Officer and Chairman
Richard Dalzell	Retired
Byron Deeter(1)	Partner at Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538
Elena Donio	Chief Executive Officer of Axiom
Erika Rottenberg	General Counsel of Chan Zuckerberg Initiative
Jeff Epstein	Operating Partner at Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538

Executive Officers
Lee Kirkpatrick	Chief Financial Officer
George Hu	Chief Operating Officer
Karyn Smith	General Counsel and Corporate Secretary

(1)   Mr. Deeter beneficially owns 7,936,635 shares of Common Stock, with sole power to vote or direct the vote and to dispose or direct the disposition of such shares. The 7,936,635 shares of Common Stock consists of 4,333,401 shares and 3,603,234 shares held of record by Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”) and Bessemer Venture Partners VIII, L.P. (“BVP VIII”, together with BVP VIII Inst, the “Funds”). Mr. Deeter, a member of the SendGrid Board, is a director of Deer VIII Co. Ltd., which is the general partner of Deer VIII Co. L.P, which is the general partner of each of the Funds. Each of Deer VIII & Co. L.P. and Deer VIII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Funds.

ANNEX B

Stockholders

Stockholder	Shares	Stock Options	Restricted Stock Units
Warren Adelman	—	101,880	5,651
Frederick Ball	—	30,000	5,651
Sameer Dholakia	269,604	1,469,188	—
Leandra Fishman Yanagawa	—	247,847	—
Craig Kaes	—	368,400	—
Patricia Money	—	218,380	—
Carrie Palin	—	—	112,295
Anne Raimondi	1,226	—	5,651
Hilary Schneider	—	30,000	5,651
Stephen Sloan	—	384,124	—
Yancey Spruill	93,896	607,965	—
Michael Tognetti	165,000	182,041	—
Sri Viswanath	—	30,000	5,651
Ajay Agarwal	—	—	5,651
Entities affiliated with Bain Capital	2,464,811	—	—